SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 Prudential plc
--------------------

Application has been made to the Financial Conduct Authority and the London Stock Exchange Plc for a total of 8,000,000 ordinary shares of 5 pence each ("Shares") to be admitted to the Official List.

These shares are being reserved under a block listing and will be issued as a result of the vesting of discretionary awards pursuant to the following schemes:

Schemes	Shares
Prudential Long Term Incentive Plan	5,500,000
Prudential Agency Long Term Incentive Plan	2,500,000

The admission date for these shares is expected to be Monday 23 March 2020. When issued, these shares will rank pari passu with the existing ordinary shares.

The shares to be issued under the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan will be under the Company's authority to allot ordinary shares approved at its annual general meeting in 2019.

Name of contact and telephone number for queries
Jennie Webb, Share Plans and Share Capital Manager, +44 (0)20 3977 9750

Name of duly authorised officer of issuer responsible for making notification
Chris Smith, Deputy Group Secretary, +44 (0)20 3977 9639

Date of notification
20 March 2020

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 March 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary